V 216.736.7215
F 216.621.6536
E cjh@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216.696.8700
www.kjk.com
Cleveland and Columbus

September 17, 2010
Edgar & Fax
Mr. Robert Errett
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Gas Natural Inc. (formerly Energy, Inc.) Amendment No. 2 to Registration Statement on Form S-1 SEC File No. 333-167859
Dear Mr. Errett,
Gas Natural Inc., an Ohio corporation (the “Company”), is filing today, via Edgar, Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment Two”) relating to an underwritten public offering of 1,500,000 shares by the Company, 300,000 shares by Richard M. Osborne, as Trustee of the Richard M. Osborne Trust, and 270,000 shares to cover over-allotments (the “Offering”). For your convenience, attached is a typeset version of Amendment Two, marked to show changes from the first amendment.
     In Amendment Two, the financial statements, management’s discussion and analysis and various other aspects of the Form S-1 have been updated for the quarter and six months ended June 30, 2010. Amendment Two also reflects Mr. Osborne’s decision to sell only 300,000 shares in the Offering, rather than 1,000,000 as was indicated in the Company’s initial Form S-1 filing and Amendment No. 1. Mr. Osborne’s sale of 300,000 shares would represent less than 13% of the 2,372,271 shares he currently owns. In addition, his shares represent approximately 17% of the total shares to be sold in the Offering (14% if the over-allotment option is exercised). For these reasons and the reasons stated in my July 20, 2010 letter to you, we respectfully submit that Mr. Osborne is not an “underwriter” as defined in Section 2(a)(11) of the Securities Act of 1933, as amended, for purposes of this Offering. Therefore, the Company has not added the language we previously discussed indicating Mr. Osborne may be deemed an underwriter.
     The Company has obtained the approval of the Wyoming Public Service Commission and currently intends to proceed with the Offering in mid-October. If you have any comments or questions concerning these matters, please contact me at (216) 736-7215 or my partner Marc C. Krantz at (216) 736-7204.
Sincerely,
/s/ Christopher J. Hubbert
Christopher J. Hubbert, Esq.
CJH/ngh